Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 11, 2003

TECHNIP-COFLEXIP
 (Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP
Dated: July 11, 2003
	By:	/s/ Olivier Dubois

Olivier Dubois
Senior Executive Vice President Finance and Control

PRESS RELEASE

Paris, July 11, 2003

SHAREHOLDERS’ MEETING OF JULY 11, 2003

The shareholders of Technip-Coflexip met today and approved all of the proposed resolutions which essentially concerned the merger of Coflexip into Technip-Coflexip and the change of the Group name to Technip.

Shareholders also ratified the appointment of Mr. Olivier Appert to the board of directors.

During his address to shareholders, Daniel Valot, Chairman and CEO, commented on the Group’s first half 2003 performance. Mr. Valot singled out the more than €4 billion in order intake during the first half of the year. Well over half (approximately €2.4 billion) of these new contract awards were attributed to the Group’s offshore branch. This in turn should translate into an offshore backlog of approximately €2.9 billion as of June 30, 2003, which would represent an increase of about 80% during the 2nd quarter of 2003. The backlog for the onshore branch, which was already at a high level at the beginning of the year, continued to grow and may have reached approximately €4.6 billion as of June 30, 2003.

For full year 2003 earnings, Mr. Valot reiterated the Group’s moderate growth forecast compared to 2002, while pointing out that the fall of the dollar and other currencies against the euro adversely impacts the Group’s consolidated accounts and that certain contracts, particularly in the offshore branch, may pose some technical and weather-related risks during the second half of 2003. Given the geographical mix of sales and earnings, the full year 2003 corporate taxation rate should be higher than that of 2002.

The investment climate relating to the Group’s targeted onshore and offshore markets remains healthy, and this should favorably impact the Group’s order intake during the second half of 2003. The Group currently estimates that the consolidated backlog at year end could be between €6.5 and €7 billion compared to €5.8 billion at the end of 2002. As a consequence, and given the quality of the order intake — which is a clear indication that the combination of Technip and Coflexip is beginning to bear fruit — Mr. Valot reconfirmed that the Group should experience sustained growth in its activities and earnings in 2004 and 2005.

Statements in this document that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements with respect to the financial condition, results of operations, business and business cycles, competitiveness and strategy of the Technip Group. Such statements are based on a number of assumptions, expectations and forecasts that could ultimately prove inaccurate, and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including currency fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, the timing of development of energy resources, construction and project risks, armed conflict or political instability in the Persian Gulf or other regions, the strength of competition, interest rate fluctuations, control of costs and expenses, the reduced availability of government-sponsored export financing, the timing and success of anticipated integration synergies and stability in developing countries. For a further description of such risks and uncertainties, see the reports filed by Technip with the Securities and Exchange Commission and the “Commission des Opérations de Bourse.” Technip disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

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Press Relations
Sylvie Hallemans	Tel. +33 (0) 1 47 78 34 85
E-mail: shallemans@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85
E-mail: daguez@technip.com

Internet:	www.technip.com

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Technip trades under the symbol TKP on the NYSE and under the ISIN
FR0000131708 on the Euronext.

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